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                                                                    Exhibit 16.2

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read and agree with the comments in paragraphs 3, 4, 5 and 6 of Item 4 of Form 8-K of The Great Atlantic & Pacific Tea Co., Inc., dated September 11, 2002, and state that on August 21, 2002 Deloitte & Touche LLP orally informed the Chair of the Audit Committee of the Company of the reportable condition referred to in said paragraph 4. With respect to paragraph 2, we agree that we were dismissed on September 11, 2002. We have no basis to agree or disagree with other statements of the registrant contained in Item 4.


Parsippany, New Jersey                               /s/ Deloitte & Touche LLP
September 23, 2002